SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                     Report for the Month of February, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                             957 Buckingham Avenue
                                    Slough
                                   Berkshire
                                    SL1 4NL
                                    ENGLAND
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Final Results





                                Xenova Group plc

            Preliminary Results for the Year Ended 31 December 2002



Slough, UK, 24th February, 2003 - Xenova Group plc (NASDAQ NM: XNVA; London Stock Exchange: XEN) today announces its results for the year ended 31 December 2002.

Summary

  - Tariquidar (XR9576) commences Phase III clinical trials and granted Fast Track status by FDA

      - Temporary suspension of new patient enrolment announced 21st February
        2003

  - Novel DNA targeting agent XR11576 begins Phase I clinical trials

  - Anti-cocaine addiction vaccine TA-CD starts Phase IIa dose escalation trial

  - Positive results of Phase I trials for anti-nicotine addiction vaccine
    TA-NIC

  - Positive results of Phase IIa physician-initiated trials for anti-HPV vaccine TA-HPV

  - Successful conclusion of Phase I trial for gene therapy product DISC-GMCSF

  - Potential $63.0m (GBP43.2m) Development and Licence Agreement signed with Genentech Inc for Novel Drugs in Immune Inflammatory Disease

Financial Highlights

   - Fully underwritten Rights Issue raises GBP9.8m net of expenses

   - Revenues from licensing agreements, strategic partnerships and manufacturing outsourcing GBP12.2m (2001: GBP1.8m)

   - Cash, short term deposits and investments at 31 December 2002 GBP19.2m (2001: GBP24.0m)

Commenting, David Oxlade, Chief Executive Officer of Xenova Group plc, said:
"During 2002, Xenova made solid clinical progress with our portfolio of mid and late stage products, strengthening the pipeline and expanding our corporate partnerships. Although enrolment has been temporarily suspended for tariquidar, the trials continues and both we and our partner QLT Inc. remain confident in the long-term potential of the drug."

                                    - ends -


Contacts:

UK:                                                 US:
Xenova Group plc                                    Trout Group/BMC Communications
Tel: +44 (0)1753 706600                             Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer             Press: Brad Miles (Ext 17) Lauren Tortorete (Ext 20)
Daniel Abrams, Group Finance Director               Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)
Hilary Reid Evans, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell




Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialisation of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialise products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialisation activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Chairman's Statement and Chief Executive's Review

The last financial year was a good year for Xenova. Following the merger with Cantab Pharmaceuticals in 2001, Xenova has continued to focus its resources on the research and development of both small molecule and biologic drug candidates. Xenova currently has a development pipeline of 8 programmes undergoing clinical trials, backed up by an extensive pipeline of research-stage programmes. As a result of this year's operational review, we have applied our 'virtual' development approach, which we have used successfully with our pharmaceutics programmes, to our biologics portfolio. This has allowed us to reduce the level of in-house resources involved in the early development of biologics. Details of the latest stage of development of all our programmes, including information relating to two new programmes, known as HIF-1 alpha and MEN-B, (which entered preclinical research in 2002), can be found in the following section headed Operating Review.

Xenova was amongst the small number of biotechnology companies who were successful in raising funds in the market in 2002, raising GBP9.8m net through a fully underwritten 8 for 33 Rights Issue. As a result, Xenova had GBP19.2m ($30.9m) in cash, short-term deposits and investments at the year end. The impact of the December 2002 operational review is expected to produce annual cost savings of approximately GBP2m. Exceptional reorganisation costs of GBP3.8m ($6.2m) have been recognised in the current year. This comprises (GBP0.5m ($0.9m) in respect of redundancy and GBP3.3m ($5.3m)) in respect of fixed assed impairments.

Xenova employed approximately 147 people at 31 December 2002 at its facilities in Slough and Cambridge, UK. The company's head office and small molecule discovery and development facilities are based in Slough, while the Cambridge site houses Xenova's biologics capabilities.

Our objectives for the coming year include the further advancement of our clinical programmes and potentially further commercial partnerships for certain products currently in development. We generally seek to finance the development of new drugs up to the completion of Phase II trials, at which point a licensing partner would be sought for further development and marketing of the product. However, in certain instances we may consider licensing a product at an earlier stage, for example, when an attractive commercial arrangement can be negotiated. Within the area of oncology, it is our practice to seek to retain rights to certain significant geographic territories in order to maximise the value to Xenova of each product through further out-licensing at a later stage.

Operating Review

Drug Candidates - Cancer

Tariquidar (XR9576) - Discovered by Xenova, tariquidar, a potent small-molecule inhibitor of the P-glycoprotein pump, is being developed for the treatment of multidrug resistance (MDR) in cancer. There is a substantial market opportunity for a drug that overcomes MDR, since it is estimated that, depending on the type of cancer, between 30% and 80% of solid tumours will develop resistance to anti-cancer drugs.

In August 2001, Xenova signed an exclusive licence agreement with QLT Inc. for the development and marketing in the United States, Canada and Mexico of tariquidar for the treatment of MDR in cancer.

In June 2002, tariquidar entered two pivotal Phase III clinical trials, in which it is being used as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients. The double-blind, randomised, placebo-controlled trials are being carried out on patients with stage IIIb/IV NSCLC at centres located throughout North America and Europe. Tariquidar was granted fast track status by the US Food and Drug Administration
(FDA) in October 2002. On successful completion of the Phase III programme, it is anticipated that QLT Inc. will file for approval of tariquidar in North America for use in combination with first-line chemotherapy in advanced NSCLC by the end of 2005 and Xenova will file for marketing approval in Europe.

Xenova retains substantially all rights to commercialise tariquidar in Europe and the Rest of the World, and we intend to establish further collaborations in order to maximise the value of this potentially first-in-class drug.

On 21st February 2003, QLT Inc. announced that enrolment of additional patients in the ongoing Phase III studies of tariquidar in non-small cell lung cancer patients was being suspended for approximately three months pending the completion of the planned interim safety and efficacy analysis by an Independent Data and Safety Monitoring Committee (DSMC).

The DSMC recommended to QLT Inc. that accrual to the trials be temporarily halted until all patients currently enrolled have been followed for a minimum of three months and that the patients should continue to be treated and followed according to the protocol. The committee also stated that all data should remain blinded and that the intention of this halt in accrual is to permit, for those patients already entered, acquisition and review of additional data on safety and efficacy. The DSMC concluded that the recommendations above "provided the best opportunity for these trials to remain intact and to serve, in their entirety as pivotal registration trials for regulatory purposes."

The DSMC is an independent panel of experts who are not participating in the studies. The primary responsibility of the DSMC is to oversee the studies and safeguard the interests of current and future participants in these trials. The DSMC has not reviewed any efficacy data for the trials. Accrual in the two Phase III studies had already reached the threshold number of patients required for the three-month interim analysis. The DSMC felt that a review of the patients enrolled to date would be sufficient "to permit an assessment of differences in response rates between the two arms of the trial, and to provide information on short to mid term differences in survival" and to make an initial assessment of therapeutic benefit to potential risk.

The Phase IIb trial underway at MD Anderson in chemo refractory breast cancer is unaffected.

XR11576 (MLN576) - XR11576, XR5944 and XR11612 are novel DNA targeting agents, whose mode of action includes dual inhibition of topoisomerases I and II. XR11576, XR5944 and XR11612 are the subject of a licence agreement with Millennium Pharmaceuticals Inc, announced in December 2001. XR11576 entered Phase I clinical trials in February 2002. The open label Phase I trial is being carried out at centres in the UK and the Netherlands and comprises multiple ascending oral doses in patients with solid tumours. The other compounds covered by this agreement, XR5944 (MLN944) and XR11612 (MLN612), are currently in preclinical development. Xenova retains responsibility for performing development activities associated with the programme to the end of Phase II clinical trials. Millennium will provide funding for the programme commencing in 2003, up to the agreed level of $20.0m (GBP12.4m). Xenova retains substantially all commercialisation rights for all products arising from the collaboration outside the United States, Canada and Mexico.

DISC-GMCSF - DISC-GMCSF, an innovative immunotherapeutic vaccine, is designed as a treatment for a broad range of solid tumours. In preclinical studies DISC-GMCSF was shown to be effective in models of breast and colorectal cancer. As announced in June 2002, DISC-GMCSF successfully completed a Phase I dose-escalating safety study at three centres in the UK, in patients with metastatic melanoma. DISC-GMCSF was found to be well tolerated, with no serious adverse events reported. The DISC vector was shown to be localised at the site of injection and had not spread beyond the required therapeutic area, a key objective of the study.

TA-HPV/TA-CIN - TA-HPV is an immunotherapeutic vaccine, which is being developed to prevent the recurrence of cervical cancer. The product is intended to be used as a therapeutic vaccine alongside standard treatments, such as surgery. The results of two physician-initiated Phase IIa trials, in which TA-HPV was tested in patients with high-grade vulval intra-epithelial neoplasia (VIN 3), have shown the vaccine to be safe and well tolerated, with partial responses being shown in over 40% of cases in these studies.

TA-CIN is a recombinant fusion protein, designed as a treatment for women with cervical dysplasia. Preclinical studies have suggested that use of this product together with TA-HPV results in an immune response that is significantly greater than that observed with either product alone. An open label, physician-sponsored Phase II 'prime-boost' study, targeting the treatment of HPV associated ano-genital neoplasias, began in October 2001. Results of this trial are anticipated during the course of 2003.

Drug Candidates - Other

TA-NIC - Designed as a treatment for nicotine addiction, TA-NIC is a nicotine conjugate vaccine which is administered through a course of intramuscular injections. TA-NIC is intended as an aid to smoking cessation and has been designed to generate anti-nicotine antibodies. The successful results of a Phase I trial for TA-NIC, reported in June 2002, showed the vaccine to be safe and well tolerated both systemically and locally in the 60 smokers and non-smokers who took part in the trial, and that the vaccine generated a specific anti-nicotine response. This is the first time such a vaccine has been tested in man. It is expected that TA-NIC will enter further Phase I dose escalation trials during the course of 2003.

TA-CD - TA-CD is a therapeutic vaccine which is under development for the treatment of cocaine addiction. Its mechanism of action is similar to that of TA-NIC. A Phase IIa dose escalation trial, supported by the US National Institute on Drug Abuse (NIDA), began in April 2002. A Phase II 'cocaine administration' study, which has been designed to provide a preliminary assessment of the efficacy of TA-CD, as determined by quantative behavioural and other measurements, is expected to begin during the course of 2003.

DISC-PRO - A prophylactic vaccine designed to prevent genital and oro-labial herpes, DISC-PRO has completed Phase I trials. These Phase I trials demonstrated that DISC-PRO was well tolerated and immunogenic. We intend to secure a corporate partner ahead of Phase III clinical trials for the further development of this programme.

DISC-VET - DISC-VET is a programme to develop Xenova's DISC technology for the treatment of multiple diseases in animals. A product candidate, DISC-BHV, for the treatment of bovine herpes virus induced respiratory disease in cattle, is in the equivalent of Phase I clinical development in partnership with Pfizer. Xenova's DISC vaccine technology is applicable to multiple disease targets including diseases which affect other animal species.

Preclinical

Cancer

OX40/OX40L - OX40 is a platform technology which is capable of producing multiple drug candidates primarily targeting cancer and autoimmune disease.
OX40 and OX40L (OX40 Ligand) are a pair of interacting cell-surface proteins. A development and licence agreement worth up to $63.0m (GBP43.2m) was entered into in April 2002 with Genentech for worldwide rights to develop and market products, primarily targeting disorders of the immune system, based on Xenova's OX40 receptor protein and anti-OX40 Ligand antibody programmes. Under this agreement, Xenova retains all rights to the up-regulation of the immune system using the OX40:OX40L interaction, including use in oncology and infectious disease therapy.

PAI-Cancer - In collaboration with the Institute for Cancer Research, Xenova has been developing an active novel inhibitor of a protein released by platelets and the cells lining the blood vessels known as PAI-1. PAI is an unfavourable prognostic indicator in many human cancers and is strongly implicated in the metastatic process. Lilly has an option to acquire exclusive rights to develop and commercialise PAI-1 inhibitors in the cancer field, which, if exercised, would realise upfront and milestone payments of up to $16.5m (GBP10.0m), with additional royalties payable on commercialised products.

MRP - Multi-Drug Resistance Protein (MRP) acts as a pump which, like the P-glycoprotein pump, expels small molecules out of cells and thus can help protect tumour cells from certain chemotherapeutic agents. We are currently carrying out a lead optimisation programme for a compound for the inhibition of MRP to further strengthen our position in the field of multi-drug resistance.

Other

OX40 - A partnership has been established with Celltech Group plc to develop an antibody-based product against OX40 for the treatment of autoimmune disease. Along with OX40L, OX40 is also the subject of a development and licence agreement with Genentech (see above).

PAI-CV - In conjunction with our partner Lilly, we have been carrying out a research and development programme for the development of a new class of oral anti-thrombotic drugs suitable for chronic use. Research is focused on the development of small molecule inhibitors of PAI-1 that are designed to enhance the break-up of blood clots without the side-effects of bleeding associated with other marketed anti-thrombotic drugs. Xenova and Lilly entered into this collaboration in 1998.

MEN-B - Xenova is currently developing a vaccine for the prevention of
meningitis caused by meningococcal group B infections.   The aim is to construct
a live attenuated vaccine, which should give good protection against all group B strains, and which can be developed as a paediatric vaccine for universal vaccination. We envisage a secondary market for adolescent vaccination, and estimate the US and European markets for both paediatric and adolescents to be valued at about $1b. The programme entered preclinical development in late 2002.

HIF-1 Alpha - Hypoxia inducible factor (HIF) 1 alpha is a complex molecular structure which plays a role in gene expression, promoting cell survival. Xenova is developing small molecule inhibitors of HIF-1 alpha, which may have anti-cancer and anti-angiogenic activity.

Phogen:

A joint venture between Xenova and Marie Curie Cancer Care, Phogen Limited is developing a novel technology, known as VP22, for the enhanced delivery of gene-based therapeutics. Phogen entered into a licensing agreement with Genencor International Inc, worth up to GBP15.0m ($21.0m), for the utilisation of Phogen's VP22 technology in the area of therapeutic vaccines for certain infectious viral diseases, in August 2001. A further research collaboration was announced with Cell Genesys in October 2001 and a collaboration with PowderJect Pharmaceuticals plc was announced in January 2003. Phogen intends to seek additional partnering opportunities for its novel technologies.

Financial Summary

Operating Performance

In the year to 31 December 2002, the Group's revenues from licensing agreements, strategic partnerships and manufacturing outsourcing were GBP12.2m ($19.7m) (2001:GBP1.8m ($2.9m)).

In accordance with the Group's revenue recognition policy, of the GBP6.9m ($11.1m) received from QLT Inc. in 2001 as part of the tariquidar licensing agreement, GBP2.5m ($4.0m) was recognised in the year, with a further GBP3.9m ($6.2m) being deferred to future periods. All of the GBP7.9m ($12.7m) received from Millennium in 2001 has been recognised by the Group in the year to 31 December 2002, matching the commitments under this agreement. Following the successful completion of a further licensing deal in the year in respect of the OX40 programme with Genentech, GBP0.9m ($1.5m) of the upfront licence fee of GBP2.7m ($4.4m) has been recognised this year. Other revenue included GBP0.9m ($1.5m) in respect of ongoing contract vaccine manufacturing.

Total research and development (R&D) expenditure of GBP17.7m ($28.4m) (2001:
GBP15.4m, $24.7m) includes substantial preclinical and clinical development of the programme of novel DNA targeting agents, one of which (XR11576) entered Phase I clinical trials in February 2002. This programme was licensed to Millennium Pharmaceuticals Inc in December 2001 and cost reimbursement under this agreement commences in 2003. Additionally, Phase I clinical development of the anti-nicotine vaccine, TA-NIC, was completed during 2002 as was initial Phase II clinical development of the P-gp inhibitor, tariquidar. Tariquidar, which is the subject of a North American licensing agreement with QLT Inc. also entered Phase III clinical development during the course of 2002.

Total administrative expenses of GBP9.3m ($15.0m) (2001: GBP4.9m ($7.8m)) have increased by GBP4.4m ($7.2m) from the prior year primarily due to the exceptional reorganisation costs of GBP3.8m ($6.2m). Amortisation costs of GBP1.2m ($1.9m) (2001: GBP0.9m ($1.5m)) relate to the amortisation of goodwill arising on the acquisition of the Cantab business in 2001 of GBP11.7m ($18.8m). The goodwill is being amortised over the 10 year estimated useful life of the business.

Total net operating expenses for the second half of the year increased to GBP15.5m ($25.0m) from GBP11.0m ($17.7m) in the first half of the year principally as a result of the increased research and development activity totalling GBP0.8m ($1.3m) and the additional exceptional reorganisation costs of GBP3.8m ($6.2m).

The reduced net interest income reflects the lower average cash and liquid resources balance held throughout the year. Following the fall, since 31 December 2001, in the listed market price of the 88,668 Cubist Pharmaceuticals Inc shares held by the Group, GBP1.7m ($2.8m) has been written off to the profit and loss account.

Exceptional charge - Reorganisation

On 11 December 2002, the Group announced the completion of an operational review. Following this review, approximately 40 staff have been made redundant resulting in an exceptional reorganisation charge of GBP0.5m ($0.9m).

Additionally, excess property at the Cambridge facility is expected to be sublet during the course of 2003. An impairment charge of GBP3.3m ($5.3m) has been provided against leasehold improvements, plant and equipment at the Cambridge facility for those assets no longer expected to be used in the business.

Rights issue

On 11 September 2002, the Group announced a fully underwritten 8 for 33 rights issue to raise GBP9.8m ($15.8m) net of expenses. The rights issue of approximately 33.7 million New Ordinary Shares was made at a price of 32.5 pence per New Ordinary Share. The total number of shares in issue following the rights issue was approximately 172.8 million.

Cash, short-term deposits and investments

Cash, short-term deposits and investments at 31 December 2002 total GBP19.2m ($30.9m) (2001: GBP24.0m ($38.6m)). The Group had cash of GBP2.6m ($4.2m) and liquid resources of GBP16.6m ($26.7m) at 31 December 2002 (2001: cash GBP9.0m ($14.5m), liquid resources GBP15.0m ($24.1m)).

Included in liquid resources is an investment in Cubist Pharmaceuticals Inc., which subsequent to the year end fell in value such that at 17 January 2003 the share price was $6.70 valuing the investment held at GBP0.4m ($0.6m), representing a decline from the valuation at 31 December 2002 of GBP0.1m ($0.1m).

Share capital

The number of shares in issue rose to 172.8 million as at 31 December 2002 from
139.0 million at 31 December 2001, due principally to the rights issue of 33.7 million shares.

The Directors do not propose a dividend for 2002 (2001: nil).

Subsequent Events

On 15 January 2003, the Group announced that it had reached agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust ("ImmuLogic") under which Xenova has bought out the remaining ImmuLogic rights to future milestone and royalty payments relating to two of Xenova's development stage vaccine programmes, TA-CD and TA-NIC, for GBP0.6m ($1.0m).

In order to fund the buyout of ImmuLogic's interests, Xenova has raised GBP0.7m ($1.1m), before expenses, through the placing for cash of 1,766,235 new ordinary shares of 10 pence each. The new shares, which represent approximately 1.02 per cent of the Company's issued share capital prior to the placing, were placed by Nomura International plc at a price of 38.5 pence per share. Following this transaction, the total number of shares in issue was 174.5 million.


Consolidated Profit and Loss Account (unaudited)

                                                           Unaudited     Unaudited     Unaudited       Audited
                                                                Year          Year    Six months          Year
                                                               Ended         Ended         Ended         Ended
                                                         31 December   31 December   31 December   31 December
                                                                2002          2002          2002          2001
                                                                $000        GBP000        GBP000        GBP000
                                                Notes

Turnover (including share of joint venture)                   20,442        12,701         5,787         1,877
   Less: share of joint venture revenue                        (735)         (457)         (306)          (95)

                                                               _____         _____         _____         _____
Turnover                                                      19,707        12,244         5,481         1,782

Operating expenses
Research and development costs                              (28,419)      (17,657)       (9,233)      (15,374)
                                                               _____         _____         _____         _____
Administrative expenses                                      (6,983)       (4,339)       (2,084)       (2,961)
Administrative expenses: exceptional              2          (6,150)       (3,821)       (3,821)       (1,035)
reorganisation costs
Administrative expenses: amortisation of                     (1,880)       (1,168)         (584)         (879)
goodwill
                                                               _____         _____         _____         _____
Total administrative expenses                               (15,013)       (9,328)       (6,489)       (4,875)

Other operating income                                           745           463           190           115

Total net operating expenses                                (42,687)      (26,522)      (15,532)      (20,134)
                                                               _____         _____         _____         _____
Group Operating loss                                        (22,980)      (14,278)      (10,051)      (18,352)


Share of operating profit/(loss) of joint                        272           169           136          (33)
venture                                                        _____         _____         _____         _____

Total operating loss: Group and share of joint              (22,708)      (14,109)       (9,915)      (18,385)
venture

Interest (net)                                                 1,007           626           289           754
Amounts written (off)/ back to investments        3          (2,784)       (1,730)          (93)           463
                                                               _____         _____         _____         _____
Loss on ordinary activities before taxation                 (24,485)      (15,213)       (9,719)      (17,168)

Tax on loss on ordinary activities                4            3,236         2,011         1,140         1,797
                                                               _____         _____         _____         _____

Loss on ordinary activities after taxation                  (21,249)      (13,202)       (8,579)      (15,371)
attributable to members of Xenova Group plc


Loss per share (basic and diluted)                           (14.4c)        (9.0p)        (5.5p)       (12.6p)
                                                               _____         _____         _____         _____


                                                               _____
Shares used in computing net loss per share                  147,484       147,484       155,912       121,596
(thousands)                                                    _____         _____         _____         _____



US Dollar amounts have been translated at the closing rate on 31 December 2002 (GBP1.00: $1.6095) solely for information.





Statement of Total Recognised Gains and Losses (unaudited)

                                                            Unaudited     Unaudited     Unaudited       Audited
                                                                 Year          Year    Six Months          Year
                                                                Ended         Ended         Ended         Ended
                                                          31 December   31 December   31 December   31 December
                                                                 2002          2002          2002          2001
                                                                 $000        GBP000        GBP000        GBP000

                                                                _____         _____         _____         _____

Loss attributable to Xenova Group plc                        (21,505)      (13,361)       (8,700)      (15,341)
Profit/(loss) attributable to joint venture                       256           159           121          (30)
                                                                _____         _____         _____         _____

Total loss attributable to members of Xenova                 (21,249)      (13,202)       (8,579)      (15,371)
Group plc

Translation difference                                            (2)           (1)             -             -
                                                                _____         _____         _____         _____
Total recognised gains and losses in the period              (21,251)      (13,203)       (8,579)      (15,371)
attributable to members of Xenova Group plc                     _____         _____         _____         _____



US Dollar amounts have been translated at the closing rate on 31 December 2002 (GBP1.00: $1.6095) solely for information.





Consolidated Balance Sheet (unaudited)

                                                           Unaudited     Unaudited     Unaudited       Audited
                                                               As at         As at         As at         As at
                                                         31 December   31 December       30 June   31 December
                                                                2002          2002          2002          2001
                                              Notes             $000        GBP000        GBP000        GBP000

                                                               _____         _____         _____         _____
Fixed Assets
   Intangible assets                                          15,500         9,630        10,214        10,798
   Tangible assets                              2              8,839         5,492         9,053         9,586

   Investment in joint venture:
   Share of gross assets                                         312           194           418           438
   Share of gross liabilities                                  (108)          (67)         (440)         (500)
   Goodwill arising on acquisition                                 -             -            28            30
                                                               _____         _____         _____         _____
                                                                 204           127             6          (32)
                                                               _____         _____         _____         _____

                                                              24,543        15,249        19,273        20,352
Current Assets

   Debtors                                                     5,092         3,164         4,506         4,135
   Short-term deposits and investments          8             26,694        16,585        12,650        15,027
   Cash at bank and in hand                     8              4,236         2,632         2,419         8,973
                                                               _____         _____         _____         _____
                                                              36,022        22,381        19,575        28,135

Creditors: amounts falling due within one       7           (17,878)      (11,108)      (13,386)      (18,420)
year                                                           _____         _____         _____         _____

Net current assets                                            18,144        11,273         6,189         9,715

Total assets less current liabilities                         42,687        26,522        25,462        30,067

Creditors: amounts falling due after more                          -             -         (212)         (221)
than one year

Provisions for liabilities and charges                          (19)          (12)          (13)          (10)
                                                               _____         _____         _____         _____


Total net assets                                              42,668        26,510        25,237        29,836
                                                               _____         _____         _____         _____


Capital and reserves

Called up share capital                                       27,807        17,277        13,906        13,904
Share premium account                                        129,304        80,338        73,872        73,870
Merger reserve                                                43,807        27,218        27,218        27,218
Other reserves                                                28,813        17,902        17,902        17,902
Profit and loss account                                    (187,063)     (116,225)     (107,661)     (103,058)
                                                               _____         _____         _____         _____

Shareholders' funds - equity interests          5             42,668        26,510        25,237        29,836
                                                               _____         _____         _____         _____




US Dollar amounts have been translated at the closing rate on 31 December 2002 (GBP1.00: $1.6095) solely for information.





Consolidated Cash Flow Statement (unaudited)

                                                           Unaudited     Unaudited     Unaudited       Audited
                                                                Year          Year    Six months          Year
                                                               Ended         Ended         Ended         Ended
                                                         31 December   31 December   31 December   31 December
                                                                2002          2002          2002          2001
                                              Notes             $000        GBP000        GBP000        GBP000

                                                               _____         _____         _____         _____

Net cash outflow from operating activities      6           (24,369)      (15,141)       (7,738)       (3,836)


Returns on investments and servicing of
finance
Interest received                                                996           619           280         1,023
Interest element of finance lease rental                         (6)           (4)           (2)          (15)
payments                                                       _____         _____         _____         _____

Net cash inflow from returns on investments                      990           615           278         1,008
and servicing of finance

Taxation                                        4              3,689         2,292         2,292         1,870

Capital expenditure and financial
Investment
Purchase of tangible fixed assets                            (1,045)         (649)         (419)       (2,797)
                                                               _____         _____         _____         _____

Net cash outflow from capital expenditure                    (1,045)         (649)         (419)       (2,797)
and financial investment

Acquisitions and disposals
Purchase of subsidiary undertakings                                -             -             -         (768)
Cash at bank and in hand acquired with                             -             -             -        16,822
subsidiary
                                                               _____         _____         _____         _____
Net cash inflow from acquisitions                                  -             -             -        16,054


Management of Liquid Resources
Increase in short-term deposits                 8            (5,292)       (3,288)       (4,028)       (2,644)
                                                               _____         _____         _____         _____
Net cash (outflow)/inflow before financing                  (26,027)      (16,171)       (9,615)         9,655

Financing
Issue of ordinary share capital                               17,637        10,958        10,954             9
Expenses on issue of shares                                  (1,798)       (1,117)       (1,117)         (919)
Capital element of finance lease rental                         (18)          (11)           (9)          (87)
payments
                                                               _____         _____         _____         _____
Net cash inflow/(outflow) from financing                      15,821         9,830         9,828         (997)
                                                               _____         _____         _____         _____

(Decrease)/increase in cash during the                      (10,206)       (6,341)           213         8,658
period                                                         _____         _____         _____         _____




US Dollar amounts have been translated at the closing rate on 31 December 2002 (GBP1.00: $1.6095) solely for information.





Reconciliation of Net Cash Flow to Movement in Net Funds (unaudited)

                                                            Unaudited     Unaudited     Unaudited       Audited
                                                                 Year          Year    Six Months          Year
                                                                Ended         Ended         Ended         Ended
                                                          31 December   31 December   31 December   31 December
                                                                 2002          2002          2002          2001
                                                                 $000        GBP000        GBP000        GBP000

                                                                _____         _____         _____         _____

(Decrease)/increase in cash during the period                (10,206)       (6,341)           213         8,658

Capital element of finance lease payments                          18            11             9            87
Cash outflow from increase in liquid resources                  5,292         3,288         4,028         2,644
                                                                _____         _____         _____         _____
Change in net funds resulting from cash flows                 (4,896)       (3,042)         4,250        11,389

Finance leases acquired with subsidiary operations                  -             -             -         (101)
Movement in value of liquid investments                       (2,784)       (1,730)          (93)           463
Translation difference                                              -             -             -             2
                                                                _____         _____         _____         _____
Change in net funds                                           (7,680)       (4,772)         4,157        11,753

Net funds at 1 January / 1 July                                38,605        23,986        15,057        12,233
                                                                _____         _____         _____         _____

Net funds at 31 December                                       30,925        19,214        19,214        23,986
                                                                _____         _____         _____         _____



US Dollar amounts have been translated at the closing rate on 31 December 2002 (GBP1.00: $1.6095) solely for information.





Notes to the Preliminary Announcement

1   Basis of preparation

These unaudited statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2001 Annual Report and Accounts except as set out below. The 2001 Annual Report and Accounts received an unqualified auditor's report and have been delivered to the Registrar of Companies.

Following the issue of Financial Reporting Standard Number 19 - 'Deferred tax' the group has adopted the incremental liability approach ('Full' provision basis) from 1 January 2002. The Group's policy now states, 'Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date, but only when transactions or events that result in a right to pay less tax or an obligation to pay more tax in the future have occurred at the balance sheet date. The likelihood of these rights or obligations arising is based upon the estimated probabilities of future events occurring, taking into account the relevant factors pertinent to the industry sector in which the Group operates. Deferred tax is measured on a non-discounted basis'. The deferred tax recognised in 2001 under the former policy (nil) would not have been different under the revised policy adopted from 2002.

There have been no other changes to the Group's accounting policies in 2002.

2   Reorganisation

On 11 December 2002, the Group announced the completion of an operational review. Following this review, approximately 40 staff have been made redundant resulting in an exceptional reorganisation charge of GBP0.5m ($0.9m).

Additionally, excess property at the Cambridge facility is expected to be sublet during the course of 2003. An impairment charge of GBP3.3m ($5.3m) has been provided against leasehold improvements, plant and equipment at the Cambridge facility for those assets no longer expected to be used in the business.

3   Amounts written off investments

The GBP1.7m written off investments reflects the write down on the Group's holding of 88,668 Cubist Pharmaceuticals Inc. shares following a fall in the listed market price since 31 December 2001 (Note 10).

4   Taxation

Following the changes introduced as part of the Finance Act 2000 in respect of Scientific Research Allowances (now renamed 'Research and Development Allowances'), the Group has recognised an R&D tax credit of GBP2.0m in respect of the year that will be received in 2003 (2001: GBP1.8m).


5   Reconciliation of movements in shareholders' funds

                                                                  Unaudited        Unaudited          Audited
                                                                       Year       Six Months             Year
                                                                      Ended            Ended            Ended
                                                                31 December      31 December      31 December
                                                                       2002             2002             2001
                                                                       GBP000         GBP000           GBP000

                                                                      _____            _____            _____

At start of period                                                   29,836           25,237           11,876

Shares issued in the period                                          10,958           10,954                9

Issue of shares in respect of acquisition                                 -                -           34,197

Expenses on issue of shares                                         (1,117)          (1,117)            (919)

Shares to be issued under long term incentive                            36               15               44
scheme

Retained loss for the period                                       (13,202)          (8,579)         (15,371)

Exchange movement                                                       (1)                -                -
                                                                      _____            _____            _____

At end of period                                                     26,510           26,510           29,836
                                                                      _____            _____            _____



6   Reconciliation of operating loss to net cash outflow from operating activities

                                                                   Unaudited        Unaudited          Audited
                                                                        Year       Six Months             Year
                                                                       Ended            Ended            Ended
                                                                 31 December      31 December      31 December
                                                                        2002             2002             2001
                                                    Notes             GBP000           GBP000           GBP000

                                                                       _____            _____            _____

Group operating loss                                                (14,278)         (10,051)         (18,352)

Depreciation                                                           1,478              715            1,201

Amortisation                                                           1,168              584              879

Exceptional impairment of fixed assets                2                3,265            3,265                -

Provision for liabilities and charges                                      2              (1)             (10)

Loss on disposal of tangible fixed assets                                  -                -               16

Decrease in debtors                                                      711              211              734

Increase/(decrease) in creditors (excluding                              975            2,451          (2,573)
deferred income)

(Decrease)/Increase in deferred income                               (8,498)          (4,927)           14,225

Charge for long term incentive scheme                                     36               15               44
                                                                       _____            _____            _____

Net cash outflow from operating activities                          (15,141)          (7,738)          (3,836)
                                                                       _____            _____            _____




Cash outflow in respect of exceptional reorganisation costs was GBPnil (2001:
GBP1,035,000).


7   Deferred income

Included within creditors is GBP5.7m (2001: GBP14.2m) in respect of deferred revenue.


8   Cash and short-term deposits and investments

Cash and short-term deposits have been reclassified for the year ended 31 December 2001. Short-term deposits of GBP16.1m ($25.9m) (2001: GBP12.8m ($20.6m)) are now included in short-term deposits and investments in the balance sheet, and as liquid resources in the cash flow statement. The remaining balance in short-term deposits and investments relates to the investment in Cubist Pharmaceuticals Inc. of GBP0.5m ($0.7m) (2001: GBP2.2m ($3.5m).

9   Going concern

The Group is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised. The Directors have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.

10  Subsequent events

Included in liquid resources is an investment in Cubist Pharmaceuticals Inc., which subsequent to the year end fell in value such that at 17 January 2003 the share price was $6.70 valuing the investment held at GBP0.4m ($0.6m), representing a decline from the valuation at 31 December 2002 of GBP0.1m ($0.1m).

On 15 January 2003, the Group announced that it had reached agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust ("ImmuLogic") under which Xenova has bought out the remaining ImmuLogic rights to future milestone and royalty payments relating to two of Xenova's development stage vaccine programmes, TA-CD and TA-NIC, for GBP0.6m (US$1.0m).

In order to fund the buyout of ImmuLogic's interests, Xenova has raised GBP0.7m before expenses through the placing for cash of 1,766,235 new ordinary shares of 10 pence each. The new shares, which represent approximately 1.02 per cent of the Company's issued share capital prior to the placing, were placed by Nomura International plc at a price of 38.5 pence per share.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)


                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*

Date  24 February 2003